

1-14110

P.E. 8-1-02



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosed: A press release dated July 30, 2002 announcing Pechiney's intention to develop a strong technical cooperation with Lanzhou Aluminium Co., Ltd..



PECHINEY AND LANZHOU ALUMINIUM CO, LTD. LAY THE FOUNDATION OF A JOINT-VENTURE IN CHINA

Beijing – Paris, July 30, 2002. **Lanzhou Aluminium Co., Ltd. and Aluminium Pechiney jointly announce that they have reached an agreement in principle to develop a strong technical cooperation between themselves.**

The announced agenda is the following:
- After signing the Letter of Intent, the parties will launch a detailed pre-feasibility study regarding a project for a potential new aluminium smelter of 260,000 ton with a captive power plant in the Gansu Province, People's Republic of China.
This pre-feasibility study would be carried out in year 2003.
- Subject to the project proving clearly profitable, the parties would then create a joint-venture in 2004.

Aluminium Pechiney and Lanzhou Aluminium Co., Ltd. intend to hold 51% and 49% interest respectively in the proposed joint-venture project, subject to formal approval by the relevant Chinese authorities.

This project would represent a significant step for the Chinese industry to move towards technological and economic up-to-date standard in smelting of aluminium. Pechiney, the worldwide leader in aluminium smelting technology, will provide its technological expertise to the project. Lanzhou Aluminium Co., Ltd., one of the major independent players in the aluminium industry in China, is based in the Gansu Province which is part of the Western Provinces where the Chinese Government intends to promote industrial and economic development.

"This initiative, associating Lanzhou Aluminium Company, one of the pre-eminent Chinese primary aluminium producer with the technological expertise of Pechiney in smelting technology creates a real opportunity for Pechiney to participate in the Chinese aluminium market" said Jean-Dominique Senard, Senior Executive Vice President, Primary Aluminium Division.

"I am confident of the bright future of the cooperation agreement. Pechiney is a reliable and trustful partner with whom we will work together to bring Chinese aluminium industry into a new area" said Mr FENG Shiwei, Chairman of the Board of Lanzhou Aluminium Co., Ltd..

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE: PY) stock exchanges. Its two main sectors are aluminium and packaging. With a presence in 51 countries, Pechiney achieved sales of EUR 11 billion in 2001, with 34,500 employees.

Contacts Investor Relations

Charles L. Ranunkel Tel.: 331 56 28 25 07
Catherine Paupelin Tel.: 331 56 28 25 08
Jérôme Gaudry Tel.: 331 56 28 25 23
Fax: 331 56 28 33 38

Contacts Press

Chrystèle Ivins Tel.: 331 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud: Tel.: 331 56 28 24 19
stephan.giraud@pechiney.com

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
E-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: August 1, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer